Exhibit 99.1

Autohome Inc. Announces

Appointments of Co-Presidents and Chief Technology Officer

BEIJING, Nov. 22, 2019 /PRNewswire/ – Autohome Inc. (“Autohome” or the “Company”) (NYSE: ATHM), a leading online destination for automobile consumers in China, today announced the appointment of Mr. Jingyu Zhang, together with the incumbent president Mr. Haifeng Shao, as a co-president of the Company, and the appointment of Mr. Xiao Wang as the chief technology officer of the Company. The appointments took effect on November 22, 2019.

Mr. Jingyu Zhang has served as the Company’s vice president of commercial products since March 2017 and has about 20 years of experience working in the product development and sales business. He was the officer in charge of product technology in Xuan Yue Xing Electric Automobile Co., Ltd. from December 2015 to June 2016, and was the deputy general manager of the automotive business of Sina Corp (NASDAQ: SINA) from August 2012 to December 2015. Before that, he worked at Aspect Software Inc. as its director of post-sales service for the Greater China region from April 2010 to August 2012 after serving for more than two years in PCCW Limited (HKG: 0008) as its product manager from September 2007 to March 2010. Prior to his career in PCCW Limited, he worked for Bright Oceans Inter-Telecom Corporation. (SHA: 600289), starting in March 2005, and remained as the assistant president of its research center until August 2007. Mr. Zhang received a Bachelor of Science in Mechanics in 1997 from Jilin Institute of Technology (which merged into Jilin University in 2000).

Mr. Xiao Wang has served as the Company’s vice president of big data since August 2017. Prior to joining Autohome, Mr. Wang was a senior director of the big data business of JD. com, Inc. (NASDAQ: JD) from May 2010 to June 2017 after serving for about 1 year in Baidu, Inc. (NASDAQ: BIDU) as a senior manager of its internet affiliate product business from June 2009 to May 2010 and for about 5 years with Tongcheng-Elong Holdings Ltd. (HKG: 0780) as a senior technology manager from December 2004 to June 2009. Mr. Wang received a Bachelor of Science in Information Technology and a dual Bachelor of Science in Economics from Peking University in 2001.

Mr. Min Lu, Chairman of the Board of Directors and Chief Executive Officer of Autohome, stated, “Mr. Shao, Mr. Zhang and Mr. Wang are all veteran members in business management. We have been working with each other seamlessly before this management adjustment. We warmly welcome the three distinguished members to their new positions and our senior management team. We believe that they will continue to play a positive role in the future development of Autohome, especially in further fostering the Company’s financial services and technology advancement.”

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides original generated content, professionally generated content, user-generated content, AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

In China:

Anita Chen

Investor Relations

Tel: +86-10-5985-7483

Email: ir@autohome.com.cn

The Piacente Group, Inc.

Xi Zhang

Tel: +86-10-6508-0677

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com

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